

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2022

John E. Adent
President and Chief Executive Officer
Neogen Corporation
620 Lesher Place
Lansing, MI 48921

       Re: Neogen Corporation
           Preliminary Proxy Statement on Schedule 14A
           Filed March 18, 2022
           File No. 000-17988

Dear Mr. Adent:

We have limited our review of your filing to the those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment by amending your filing and providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. Please revise the preliminary proxy statement in light of our comments on the related registration statement on Form S-4.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abby Adams at 202-551-6902 or Christine Westbrook at 202-551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael J. Aiello, Esq.